# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Gap, Inc., CIK 0000039911
CUSIP: 364760108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Two Folsom Street, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001104659-17-000293
Filed by CIK 0001217081
Persons authorized to receive notices and communications: Jane Spray, Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California (CA), 94188, 415-288-0540

## Reporting persons
- William S. Fisher (CIK 0001217081): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 49,392,754; shared voting power 12,256,682; sole dispositive power 41,694,966; shared dispositive power 12,256,682; aggregate amount beneficially owned 61,649,436 (16.3% of the class)
- FCH TBMS LLC (CIK 0001692866): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The Gap, Inc.
Address of issuer's principal executive offices: Two Folsom Street, San Francisco, California (CA), 94105
Comment:
This statement on Schedule 13D (this "Statement") relates to Common Stock, par value $0.05 per share (the "Common Stock"), of The Gap, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by William S. Fisher and FCH TBMS LLC with the Securities and Exchange Commission on January 3, 2017, and amended on May 19, 2017, March 22, 2019, June 7, 2019, April 10, 2020, April 8, 2022, September 2, 2022, September 20, 2023 and May 31, 2024 (as amended, the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Statement is filed jointly by William S. Fisher and FCH TBMS LLC. William S. Fisher has voting and dispositive control with respect to the Common Stock owned by FCH TBMS LLC of which he serves as the sole manager with sole dispositive power and with sole voting power. The foregoing persons are referred to collectively as the "Reporting Persons".

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that William S. Fisher or FCH TBMS LLC constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that William S. Fisher and FCH TBMS LLC or any other person constitute a "group" for any purpose.

Upon the internal distribution of shares of Common Stock from FCH TBMS LLC to Mr. Fisher, FCH TBMS LLC no longer beneficially owns more than five percent of the outstanding shares of Common Stock of the Issuer. Accordingly, FCH TBMS LLC shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 9 to the Schedule 13D. Mr. Fisher will continue filing statements on Schedule 13D with respect to his beneficial ownership of securities of the Issuer to the extent required by applicable law.
Residence or business address: The address of the principal business office for each of the Reporting Persons is c/o Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California 94188.
Present principal occupation or employment:
William S. Fisher is a managing director of Manzanita Capital Ltd., a private equity investment firm, and a member of the Board of Directors of the Issuer, which is a collection of lifestyle brands offering apparel, accessories, and personal care products for women, men, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. The business address of Manzanita Capital Ltd. is 3rd Floor, 43 Great Marlborough Street London W1F 7JL. The business address of the Issuer is Two Folsom Street, San Francisco, California 94105.

FCH TBMS LLC is a Delaware limited liability company private investment entity of which William S. Fisher is sole manager and a member.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: William S. Fisher is a citizen of the United States. FCH TBMS LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement. No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer by William S. Fisher or FCH TBMS LLC, other than exercise prices paid upon exercises of Issuer stock options for certain shares of Common Stock previously acquired by William S. Fisher.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Statement is filed on behalf of the Reporting Persons to update the beneficial ownership information from that reported in the Schedule 13D.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer's Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, William S. Fisher has transferred shares to various entities controlled by him, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and William S. Fisher may do so in the future. The review of his investment in the Issuer by William S. Fisher will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to William S. Fisher regarding his investment in the Issuer. At the time of filing this Statement, William S. Fisher has no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed herein, William S. Fisher has no present plans or proposals in his capacity as a stockholder which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the Board of Directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above. However, because William S. Fisher is a member of the Board of Directors of the Issuer, he may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. William S. Fisher disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer's actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Persons beneficially own, have the sole or shared power to vote, and have the sole or shared dispositive power over, respectively, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of November 19, 2024 identified below. As reported by the Issuer, there were approximately 377,121,870 shares of Common Stock outstanding as of November 19, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) William S. Fisher's beneficial ownership includes (a) 49,198 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 19,630,768 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (c) 55,850 shares owned as community property with his spouse with shared dispositive and voting power, (d) 10,011,478 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (e) 7,697,788 shares for which he has proxies granting him sole voting power, (f) 2,189,354 shares beneficially owned as a co-trustee of trusts organized exclusively for charitable purposes for which he shares dispositive and voting power and (g) 22,015,000 shares beneficially owned through Delaware limited partnerships over which he has sole dispositive and voting power. In addition to the shares identified in the table above, William S. Fisher's spouse separately owns 150,061 shares over which Mr. Fisher has no dispositive or voting control.

(2) FCH TBMS LLC does not hold any shares of Common Stock.
Transactions in the class effected during the past sixty days: On March 10, 2025, FCH TBMS LLC effected a pro rata distribution of 27,000,000 shares of Common Stock for no consideration. William S. Fisher continues to have sole dispositive and voting power over these shares of Common Stock following the distribution.
Other persons with the right to receive dividends or sale proceeds: Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of Common Stock that are beneficially owned by the Reporting Persons. Specifically, but without limitation, members have no voting or dispositive power over the shares of Common Stock held by certain limited partnerships but have the right to receive distributions as determined solely by William S. Fisher in respect of their partnership interests in such limited partnerships. As reflected in Item 5 above, William S. Fisher also beneficially owns shares held by partnerships or trusts established for the benefit of others.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: FCH TBMS LLC ceased to be the beneficial owner of more than five percent of the shares of Common Stock on March 10, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As a non-employee director of the Issuer, William S. Fisher is entitled to certain equity compensation arrangements generally applicable to the Issuer's non-employee directors as disclosed in the Issuer's Proxy Statements on Schedule 14A filed with the SEC.

William S. Fisher holds stock units and related dividend equivalent rights for 49,198 shares of Common Stock awarded for service as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

Pursuant to other irrevocable proxies, Mr. William S. Fisher has sole voting rights pertaining to 7,697,788 shares of Common Stock held by Mr. John J. Fisher through trusts. Each irrevocable proxy terminates upon the date the applicable trust no longer owns equity securities of the Issuer. The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which is attached as Exhibit 7 to the Schedule 13D/A filed on June 10, 2016 by Fisher Core Holdings L.P., Mr. William S. Fisher and other reporting persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 -- Joint Filing Agreement by and between William S. Fisher and FCH TBMS LLC dated January 3, 2017 (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed on January 3, 2017).

Exhibit 2 -- Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit 3 to William S. Fisher's Schedule 13D filed on August 6, 2004 with SEC Accession Number 0001104659-04-022818).

Power of Attorney, dated December 15, 2016 (incorporated by reference to Exhibit 2 to the Reporting Persons' Schedule 13D filed on January 3, 2017).

Exhibit 3 -- Form of Irrevocable Proxy granted (incorporated by reference to Exhibit 3 to the Reporting Persons' Schedule 13D filed on January 3, 2017).

Exhibit 4 -- Form of Irrevocable Proxy dated June 2016 granted by trusts (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed on June 10, 2016 by Fisher Core Holdings L.P., Mr. William S. Fisher and other reporting persons).

Exhibit 99.1 -- Transactions involving shares of Common Stock of the Issuer during the past 60 days.

## Signatures
- William S. Fisher: /s/ Jane Spray, Attorney-in-Fact (03/12/2025)
- FCH TBMS LLC: /s/ Jane Spray, Attorney-in-Fact (03/12/2025)
Comment: This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for (i) William S. Fisher pursuant to the Power of Attorney granted thereby as previously filed with William S. Fisher's Schedule 13D filed with the SEC on August 6, 2004 and (ii) William S. Fisher and FCH TBMS LLC pursuant to the Power of Attorney granted thereby as previously filed with the Reporting Persons' Schedule 13D filed with the SEC on January 3, 2017.